[redacted]

10026492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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K9 3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66481

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Universal Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Metro Office Park, Street #1, Lot #10
(No. and Street)

Guaynabo (City) | Puerto Rico (State) | 00968 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jose Carlos Benitez (787) 706-73[illegible]
(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

Torre de Chardon, 350 Chardon Avenue, Suite 700, San Juan, PR 00918-2140
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K9 3/11

AFFIDAVIT NUMBER 494

OATH OR AFFIRMATION

I, Jose C. Benitez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Universal Financial Services, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Registered Representative/FINOP

Title

HECTOR NOEL CORA CADIZ JUSTITIA OREBIT LEX HNCC ABOGADO – NOTARIO

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Universal Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Group, Inc., as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Universal Financial Services, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2010

Stamp No. 2473535
affixed to original.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH	$134,562
ACCOUNTS RECEIVABLE	5,261
DUE FROM AFFILIATES	11,725
PREPAID EXPENSES AND OTHER ASSETS	5,592
TOTAL	$157,140

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 22,643
Due to affiliates	11,578
Total liabilities	34,221
COMMITMENTS (Note7)	
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value; authorized 100,000 shares; issued and outstanding 10,000 shares	100,000
Additional paid-in capital	110,000
Accumulated deficit	(87,081)
Total stockholder's equity	122,919
TOTAL	$157,140

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$ 18,939
Investment advisory fees	68,565
Interest	168
Total revenues	87,672
EXPENSES:	
Commissions	11,247
Brokerage fees	9,941
Occupancy	2,051
Administrative service fees	10,800
Training	6,251
Professional services	29,826
Insurance	2,343
Other	7,634
Total expenses	80,093
NET INCOME	$ 7,579

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE — December 31, 2008	$ 100,000	$ 110,000	$ (94,660)	$115,340
Net income			7,579	7,579
BALANCE — December 31, 2009	$ 100,000	$ 110,000	$ (87,081)	$122,919

See notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 7,579
Reconciliation of net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts receivable	37,364
Increase in due from affiliates	(1,892)
Decrease in prepaid expenses and other assets	1,527
Increase in accounts payable and accrued liabilities	4,049
Decrease in due to affiliates	(14,147)
Net cash provided by operating activities and net change in cash	34,480
CASH — Beginning of year	100,082
CASH — End of year	$ 134,562

See notes to financial statements.

1. REPORTING ENTITY

Universal Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Universal Group, Inc. (the "Parent Company"). The Company was created to assist Universal Life Insurance Company ("Universal Life"), an affiliated entity, in its efforts to issue variable annuities, which the Company offers through the Company or other broker-dealer firms. The Company is a member of the Financial Industry Regulation Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. The distribution of the variable annuities began on March 1, 2007.

The Company is a registered Broker-Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(1) of the reserve requirement under Securities and Exchange Commission (SEC) Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a broker-dealer and as an eligible similar institution under Regulation 5105.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue and Expenses — Investment advisory fees are earned as services are provided and are determined on the basis of the average daily net asset value of the underlying investments. Commission income and expense are recorded on a trade date basis as customers' securities transactions occur. Administrative expenses are recognized as incurred.

Allowance for Bad Debts — An allowance for bad debts is established to provide for probable losses inherent in receivables. The allowance for bad debts is established upon management's assessment of probabilities of collection of receivables. Increases in the allowance are charged to operations. Management has concluded that an allowance for bad debts was not necessary at December 31, 2009 as the risk of loss is not significant.

Income Taxes — Deferred income taxes are provided for the tax effect of temporary differences computed using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are evaluated for realization and may be reduced by a valuation allowance.

The Company recognizes and measures its tax positions taken or expected to be taken in a tax return based on a more-likely-than-not threshold. Interest and penalties related to income tax exposures are recognized as a component of the provision for income taxes.

Subsequent Events — Management has evaluated subsequent events up to February 23, 2010, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). Accordingly, the Company is required to maintain "net capital", as defined, equal to the greater of $25,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2009, the Company's net capital, as defined, of $100,341 was $75,341 in excess of the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .34 to 1.

4. ACCOUNTS RECEIVABLE

At December 31, 2009, accounts receivable of $5,261 represents commissions due from an agent on chargebacks from policy cancellations.

5. RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with affiliated companies. The statement of financial condition as of December 31, 2009 includes $11,578 in amounts due to affiliated entities and $11,725 in amounts due from affiliated entities. In addition, during the year ended December 31, 2009, the Company was allocated expenses from affiliates for lease fees amounting to $2,051 and administrative service fees amounting to $10,800.

The Company entered into an agreement on March 1, 2007 with Universal Life to provide investment advisory services. Investment advisory fees for the year ended December 31, 2009 amounted to $68,565. Investment advisory fees due from Universal Life amounted to $7,587 at December 31, 2009, and are included as part of due from affiliates in the accompanying statement of financial condition.

The Company also entered into an agreement on March 1, 2007 with Universal Life to sell Universal Life's variable annuity products. Commission income earned from the sale of Universal Life's variable annuity products during the year ended December 31, 2009 amounted to $16,317. At December 31, 2009, commissions due from Universal Life amounted to $4,090 and are included as part of due from affiliates in the accompanying statement of financial condition.

6. INCOME TAXES

The Company is subject to Puerto Rico income taxes at rates ranging from 20% to 39%. There was no provision for income taxes for the year ended December 31, 2009 since the net taxable income was totally offset by the tax benefit resulting from the use of net operating loss carryforwards.

The Company has available at December 31, 2009 a net operating loss carryforward of approximately $87,000, which may be used to offset future taxable income, expiring at various dates through the year 2015. The Company has a deferred tax asset of approximately $34,000 at December 31, 2009 representing the tax benefit of a net operating loss carryforward. The Company has recorded a valuation allowance for the same amount at December 31, 2009. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset will not be realized.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740, *Income Taxes*, related to the accounting for unrecognized tax benefits on January 1, 2009. As of January 1, 2009 and December 31, 2009, the Company concluded that there are no uncertain tax positions as such term is defined in ASC 740 and has no accrued income tax related interest and/or penalties in the accompanying statement of financial condition.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2004 to 2008, until the applicable statutes of limitations expire.

7. COMMITMENTS

At December 31, 2009, the Company has an obligation under a noncancelable office space lease with the Parent Company expiring on October 31, 2010. Future lease payments under the lease agreement amount to approximately $1,700 for 2010. The lease expense for the year ended December 31, 2009 was $2,051.

******

SUPPLEMENTAL SCHEDULE

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Insurance Group, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

Computation of Net Capital		
Total stockholder's equity from statement of financial condition		$ 122,919
Deduct: Stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		122,919
Add: Allowable subordinated liabilities		
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		122,919
Deductions and/or charges:		
Total nonallowable assets	$ 5,592	
Capital charges for spot and commodity futures	-	
Other deductions and/or charges	16,986	22,578
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		100,341
Haircuts on securities		-
Net capital		$ 100,341
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)		$ 2,281
Minimum dollar requirement		$ 25,000
Net capital requirement (greater of two amounts above)		$ 25,000
Net capital		$ 100,341
Excess net capital		$ 75,341
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 96,919
Computation of Aggregate Indebtedness		
Aggregate indebtedness from Statement of Financial Condition		$ 34,221
Add: Drafts for immediate credit		-
Market value of securities borrowed where no equivalent is paid or credited		-
Other		-
Total aggregate indebtedness		$ 34,221
Ratio: Aggregate indebtedness to net capital		.34 to 1

Note: No material difference exists between the Computation of Net Capital above and the corresponding schedules in the Company's unaudited December 31, 2009, Form X-17A-5, Part II-A filing, as amended on February 23, 2010.

Schedule of Nonallowable Assets

Accounts receivable from affiliates	$ 11,725
Other unsecured receivables	5,261
Prepaid expenses and other assets	5,592
Total nonallowable assets	$ 22,578

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 23, 2010

Universal Financial Services, Inc.
San Juan, Puerto Rico

In planning and performing our audit of the financial statements of Universal Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Universal Group, Inc., as of and for the year ended December 31, 2009 (on which we issued our report dated February 23, 2010, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. 2473536
affixed to original.

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

February 23, 2010

Universal Financial Services, Inc.
San Juan, Puerto Rico

We are independent public accountants with respect to Universal Financial Services, Inc (the "Company"). We have audited the financial statements of the Company for the year ended December 31, 2009, and have issued our report thereon dated February 23, 2010 and such report expressed an unqualified opinion on those financial statements.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have read the Company's copy of the Certification of Exclusion From Membership (Form SIPC-3), dated January 15, 2009, that was filed with Securities Investor Protection Corporation.

In our opinion, the description of the income set forth in the Company's copy of the Certification of Exclusion From Membership (Form SIPC-3), dated January 15, 2009, is consistent with the type of income reported by the Company in its financial statements for the year ended December 31, 2009.

Yours truly,

Deloitte & Touche LLP

Stamp No. 2473537
affixed to original.

Universal Financial Services, Inc.

(A Wholly Owned Subsidiary of Universal Group, Inc.)

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2009, and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934